Exhibit 99.2

2Q26

Earnings Release

August 24, 2026

PicPay

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PicPay Reports Strong Revenue Growth and Accelerating Profitability, with Adjusted Net Income up 135% yoy

PicPay Reports 2Q26 & 1H26 Operating and Financial Results

2Q26 Highlights:

TOTAL ACCOUNTS	TOTAL DEPOSITS	CREDIT PORTFOLIO
70.4M	R$35.8B	R$31.9B
+10% yoy	+45% yoy	+99% yoy

TOTAL REVENUE AND FINANCIAL INCOME	ADJUSTED NET INCOME	QUARTERLY ANNUALIZED ADJUSTED ROE
R$4.1B	R$283.0M	20.2%
+67% yoy	+135% yoy	vs. 15.5% in 1Q26

1H26 Highlights:

TOTAL TPV	TOTAL CASH-IN	CONSUMER LOANS ORIGINATION
R$323.6B	R$261.8B	R$9.2B
+29% yoy	+19% yoy	+96% yoy

TOTAL REVENUE AND FINANCIAL INCOME	ADJUSTED EBT	ADJUSTED NET INCOME
R$7.6B	R$539.4M	R$452.4M
+68% yoy	+195% yoy	+117% yoy

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Message From the Management

We delivered another strong quarter, exceeding our guidance across all major financial metrics while continuing to execute our strategy of sustainable and profitable growth. Our results reinforce the resilience of our business model, the strength of our broader ecosystem, and our ability to expand while maintaining disciplined risk management and attractive risk-adjusted returns.

Although delinquency levels in Brazil remain elevated, recent trends point to stabilization. The labor market continues to provide an important foundation for credit quality, with unemployment near historical lows, resilient real income, and employment growth concentrated in the income segments most relevant to our customer base. While economic activity is gradually moderating, as expected under restrictive monetary conditions, our outlook does not assume an abrupt deterioration in employment but rather a progressive normalization from historically strong levels.

Against this backdrop, our credit portfolio remains resilient by design. Its performance reflects our increasing exposure to secured and partially secured products, disciplined underwriting, and robust risk management. We continue to follow the same credit fundamentals: maintaining a balanced portfolio, targeting loss absorption ratios between 40% and 60%, and pursuing returns on equity above 30%. The increase in NPL 90+ primarily reflects portfolio seasoning and our intentional strategy of taking incremental risk within selected customer segments in private payroll loans, where we apply disciplined underwriting and risk-based pricing to generate attractive risk-adjusted returns. This is a deliberate portfolio allocation decision rather than a deterioration in the underlying quality of our portfolio. Early delinquency improved to 7.5%, coverage remains robust, and our risk appetite is unchanged.

Private payroll loans continue to scale profitably and have surpassed 3.6 million contracts since launch. The product is delivering attractive unit economics, healthy marginal ROEs, and stable early delinquency indicators across both our standard and growth portfolios. This performance reinforces our confidence in the opportunity to expand partially secured lending while generating compelling risk-adjusted returns.

At the same time, our growth is becoming increasingly diversified beyond credit. Non-credit revenue increased 57% year- over-year, demonstrating the strength of our platform monetization and the growing contribution of additional revenue streams. Our SMB business is also gaining scale, relevance, and customer traction, with increasing potential to become a meaningful driver of future growth.

The acquisition of Kovr represents another important step in expanding our addressable market. By strengthening our insurance capabilities, we see opportunities to launch new products, increase penetration within our customer base, capture additional economics, and expand distribution through partners. Over time, we expect insurance to become a meaningful and recurring contributor to earnings growth.

We enter the coming quarters with confidence in our strategy and execution capabilities. We remain focused on delivering sustainable, profitable growth and creating long-term value for our shareholders. We will continue to move with urgency, but never at the expense of quality, discipline, or the trust of our customers.

Eduardo Chedid

Chief Executive Officer

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Performance in the Period

2026 Guidance

Reflecting on the second quarter of 2026, we are pleased to report that PicPay delivered results above guidance across every profitability layer, with broad-based outperformance in both top-line and bottom-line metrics. Before walking through the numbers, it is worth noting that the figures discussed below refer exclusively to PicPay’s standalone operations and do not include any contribution from Kovr.

For 2Q26, our Total Credit Portfolio reached R$31.9 billion, 3.0% above the ~R$31.0 billion guidance, driven by accelerated origination across secured and partially secured products, more mature credit card cohorts, and growth in segments with an intentional risk approach embedded, such as new credit with lower than twelve months in the platform, and private payroll loans for riskier customer segments, aligned with our risk calibration strategy. Quarterly Cost of Risk was 3.9%, aligned with guidance, reflecting stable asset-quality dynamics and confirming that portfolio growth has not come at the expense of underwriting discipline.

On the revenue side, Managerial Revenues, which exclude the effect of derivative and hedge accounting, reached R$3,730 million, 3.6% above the ~R$3,600 million guidance. Net Interest Income came in at R$2,002 million, 5.4% above the ~R$1,900 million guidance, supported by growth in credit revenues during the period. Gross Profit closed at R$1,246 million, 8.4% above the R$1,150 million guidance.

At the bottom line, profitability outperformed across all reference lines. IFRS Earnings Before Taxes (EBT) reached R$268 million (+1.3% vs. ~R$265 million guidance), and Adjusted EBT, excluding stock-based compensation expenses, totaled R$291 million (+2.1% vs. ~R$285 million guidance). On a net income basis, IFRS Net Income reached R$269 million (+14.5% vs. ~R$235 million guidance), and Adjusted Net Income totaled R$283 million (+15.5% vs. ~R$245 million guidance).

(1)	Considers the total revenue and financial income for the 2Q26 excluding derivatives and hedge accounting revenues in the amount of R$391 million.

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Operating Performance

1. Wallet & Banking

1.1 Clients

PicPay reached 70.4 million total accounts as of June 2026, an increase of 10% year over year. Net additions continue at approximately 1.5 to 2 million accounts per quarter. Quarterly active clients reached 45.4 million in 2Q26, growing 9% year over year and 2% sequentially. The activation rate remained stable at approximately 64%.

Total Accounts & Quarterly Active Clients(2)

in millions

1.2 Cash-in and Consumer Deposits

Total cash-in reached R$136.4 billion in 2Q26, an increase of 17% compared to 2Q25 and 9% sequentially. On average, customers brought approximately R$45.4 billion to our platform each month in the quarter, up from the R$41.8 billion monthly average reached in 1Q26. In the first half of the year, customers brought R$261.8 billion to the platform, an increase of 19% when compared to the same period of the previous year.

Total deposits totaled R$35.8 billion as of June 2026, an increase of 45% year over year and 10% quarter over quarter. The continued growth in total deposits reflects our strategy of actively seeking efficient sources of funding in the market through multiple instruments such as our digital platform (digital accounts, piggy banks, daily liquidity, and fixed-term CDBs offered through the PicPay Invest platform), third-party platforms, FIDCs, and financial letters of credit (LC). It is worth mentioning that, in May 2026, we issued PicPay FIDC FGTS II, raising R$1.25 billion. Since we are diversifying our funding portfolio with new sources, such as third-party distribution and FIDCs, as previously mentioned, our cost of funding closed at 96% over CDI in 2Q26, 2 percentage points above the previous quarter.

More recently, in July and August, we executed additional capital markets transactions, raising funds through promissory notes and debt securities issuances — consistent with our strategy of continuously diversifying our funding sources. These transactions further strengthen our balance sheet and enhance our capacity to sustain the rapid growth of our credit portfolio in a disciplined and cost-efficient manner.

(2)	Quarterly active clients consider the number of consumers and businesses that opened the app/or made at least one financial transaction, and/or generated revenues in the quarter.

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We will continue to mobilize multiple funding channels — spanning digital on-platform deposits, third-party platforms, FIDCs, and capital markets instruments — to actively seek the most efficient funding alternatives to support our growth ambitions.

Total Cash-In(3)	Total Deposits(4)
R$ billion	R$ billion

1.3 Cross-sell and Principality

We continue to increase cross-selling of products and services, with new cohorts starting with 2.4 products and reaching more than 3 in only 2 quarters. We have also seen older cohorts rapidly increase engagement and adopt additional products. It is important to note that credit has been the key driver in further accelerating product penetration, engagement, and monetization among our customer base. As a demonstration of that, cohorts that hold private payroll loans have, on average, an almost 30% higher cross-sell rate than clients that do not hold the private payroll loan product.

Cross-selling Index

Average Number of Products Transacted in the Quarter per Consumer

Consumers with their primary banking relationship at PicPay accounted for 35% of the total active consumer base, stable compared with the previous quarter. We consider ourselves to be the primary financial services provider relationship for those of our quarterly active consumers who have: (1) deposited at least 50% of their post-tax monthly income into their PicPay account; (2) utilized at least 50% of their drawdown credit card limit or loans in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

(3)	Total Cash-in represents the amount of money that our customers deposit/receive in their digital accounts
(4)	Total deposits include the following: (i) user CDBs and payment accounts; (ii) deposits from corporate customers; (iii) other obligations under financial instruments – such as non-convertible subordinated Financial Letters namely: a fixed-rate senior Financial Letter (R$ 263 million) and a CDI-indexed subordinated Financial Letter (R$ 539 million), maturing on December 22, 2027 and December 28, 2039, respectively; (iv) balance of commercial establishments – corporates; (v) financial liabilities under repurchase agreements – LFT.

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As we continue to expand our credit operations and increase our cross-sell, we should expect more customers to view PicPay as their primary bank.

Principality per Monthly Cohort from the Overall Customer Base

Consumer Using PicPay as their Primary Financial Services Platform – Monthly Cohort

1.4 Transactional Activities

Total payment volume (TPV) reached R$167.6 billion in 2Q26, up 27% year over year and 7% sequentially. For the first six months of the year, total TPV closed at R$323.6 billion, a 29% expansion when compared to the same period of the previous year. Most of the growth continues to be driven by our digital wallet, which closed the second quarter with R$142.6 billion in TPV, an increase of 19% year over year and 6% quarter over quarter. For the first half of 2026, TPV from our digital wallet reached R$276.7 billion, representing 21% growth compared to the previous year.

Pix Finance plays an important role in increasing engagement and monetization on our platform. Considering volumes using our own credit cards as the funding source for Pix transactions, we reached R$3.2 billion in payment volume in 2Q26, an increase of 54% from 2Q25 and 14% sequentially. For the first half of the year, we closed with R$6.0 billion, an increase of 54% against 1H25.

In 2Q26, 46% of Pix Finance TPV was originated through our PicPay Card. This shift reflects the deepening engagement of our credit card base within the PicPay ecosystem, as more customers choose PicPay Card as their primary payment method for everyday transactions, reinforcing the virtuous cycle between our digital wallet and our credit products.

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Total TPV	Wallet & Banking TPV(5)	Pix Finance TPV(6)
R$ billion	R$ billion	R$ billion

2. Credit

2.1 Consumer Loans

We originated R$4.8 billion in loans in 2Q26, representing a 78% increase compared to the same quarter in 2025 and 7% up sequentially. For the first six months of 2026, originations reached R$9.2 billion, almost twice as much as the same period of the previous year. In both periods, 86% of the total volume was secured and partially secured loan products, boosted by the acceleration of private payroll loan origination.

Consumer Loans Origination

R$ billion

2.2 Credit Cards

Our PicPay Card TPV reached R$19.5 billion, a 40% year over year increase and 12% up sequentially. For 1H26, prepaid and credit card volume reached R$36.9 billion, an increase of 41% compared with the same period of the previous year. In both comparison periods, more than 65% of the volume was attributed to credit card transactions. The growth in Card TPV indicates increasing adoption of PicPay credit cards as the primary payment method on our platform. Credit cards continue to be a major driver of customer engagement and principality.

(5)	Wallet & Banking TPV is composed of instant payments and bill payments funded through customer account balance and/or credit cards registered on file (including our PicPay Card), as well as other transaction activities related to banking features such as cash withdrawal.
(6)	Pix Finance includes only Pix transactions conducted by our customers with the PicPay card as a source of funds.

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PicPay Card TPV(7)

R$ billion

Below, we present the interest-earning portfolio from our credit card receivables, which reached 37% as of June 2026, higher than the 36% registered in 2Q25. The increase in interest-earning balances is mainly due to greater use of our Pix Finance product and higher penetration of our PicPay Cards in the ecosystem.

Interest-earning Portfolio

% of credit card receivables

2.3 Consolidated Credit Portfolio

We closed 2Q26 with a total credit portfolio of R$31.9 billion, an increase of 99% year over year and 14% quarter over quarter. The portfolio continues to shift toward a more balanced and resilient mix: secured and partially secured products now represent 55% of total balances, up from 45% in 2Q25 and 54% in 1Q26. As mentioned above, the private payroll loan product continues, for another consecutive quarter, to be the main driver of this accelerated shift towards more secured and partially secured credit balances over the past three quarters.

The credit portfolio continued to show accelerated and well-balanced growth in 2Q26, with 86% of the quarter over quarter increase coming from lower-risk loans and mature credit cards (customers with at least 12 months of established credit behavior):

i.	Private Payroll Loans contributed R$ 2.2 billion (56% of incremental growth), reinforcing its position as the main growth driver;

(7)	Credit cards TPV includes both on and off-us transactions.

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ii.	Mature credit cards added R$ 0.9 billion (24%), reflecting the continued seasoning of prior cohorts and improved credit quality;

iii.	It is important to mention that new cards almost doubled their contribution to portfolio expansion compared to last quarter, reflecting our progressive limits approach (intentional risk), designed as an early-stage customer acquisition and risk-calibration strategy.

Credit Portfolio Evolution

R$ billion

2.4 Underwriting performance and risk management

In our card’s portfolio, we continued to execute our underwriting strategy balancing performance optimization and disciplined portfolio growth across complementary customer segments. During the quarter, credit card NPL +30 formation remained better than the same period last year under both the ‘Standard’ and ‘Growth Progressive Limits’ (our CAC approach) strategies, while remaining relatively stable sequentially, even considering seasonal effects. The continued expansion of Progressive Limits, reaching 30% of total balances in 2Q26 versus 21% in 1Q25, reflects our confidence in customer behavior monitoring models and the gradual maturation of the portfolio. Our progressive limit vintages continue to operate within the expected risk-adjusted return framework, while standard cohorts’ performance maintained resilient credit quality trends.

Credit Cards Portfolio

Portfolio NPL +30 Creation (100 basis = 1Q25)

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Looking at our Personal Loans and Private Payroll Loans underwriting performance, cohort performance across both strategies, in terms of balances with over 30 days overdue, remained relatively stable during the quarter, despite the seasonal effects observed in the Standard portfolio following the stronger first quarter consumption dynamics. In Personal Loans and Private Payroll Loans, newer vintages within the Growth Strategy portfolio continued to reflect the deliberate trade-off between accelerated origination growth and incremental risk assumption, while preserving the same risk appetite and targeted risk-adjusted returns. At the same time, Standard Strategy cohorts maintained consistent performance trends, supported by disciplined underwriting execution, portfolio seasoning, and continuous monitoring of customer behavior across credit products.

We totaled R$7.2 billion in private payroll loan portfolio in 2Q26, resulting in a market share of 6.4%, according to data from the Brazilian Central Bank. Since the product launch, we have had more than 3.6 million loan contracts and are well diversified across employer risk (+327 thousand companies encompassed in our offering). Expected marginal ROEs remain attractive, supported by risk-adjusted pricing and credit-related revenues.

We also see better ARPAC (8.9 times higher than PicPay’s average client base) and cross-selling (30% higher than for customers who didn’t hire private payroll loan contracts) indicators for private payroll loan clients, supporting other revenue streams. We remain confident in our ability to continue scaling this operation while maintaining healthy ROEs and risk-adjusted returns.

Private Payroll Loan Portfolio

R$ billion

(8)	Marginal ROE is defined as the net income excluding corporate expenses and cost sharing divided by allocated capital, which is equal to a capital ratio of 10.5% multiplied by a risk weight factor of 75% multiplied by the total balance minus credit loss allowance balances calculated in a monthly basis for each customer cohort. The calculation considers gross loan origination except for debt repayment.

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2.5 Financial Margin

Net Interest Income reached R$2.0 billion in 2Q26, increasing 18% quarter over quarter and 65% year over year, compared with R$1.2 billion in 2Q25. Net Interest Margin (NIM) was 19.4%, up from 18.7% in 1Q26. Margin from Credit Products reached R$2.1 billion, representing growth of 18% quarter-over-quarter and 81% year-over-year. This metric captures the full economic contribution of our credit operations, including revenues from products directly tied to credit origination, such as credit card interchange and credit insurance, while excluding cash remuneration and derivative revenues. As a result, it provides a cleaner view of the underlying margin generated by our lending activities. Net Interest Margin from Credit Products was 27.8%, up from 27.2% in 1Q26.

Equally important, Margin from Credit Products After Losses reached R$908 million in 2Q26, increasing 14% quarter over quarter and 68% year-over-year. NIMAL (Net Interest Margin After Losses) remained stable at 12.1%, reflecting the continued resilience of our credit economics despite the expansion of our lending operations.

Net Interest Income (NII)(9) &	Margin from Credit Products(10)	Margin from Credit Products
Net Interest Income Margin (NIM)	R$ million & %	After Losses(11)
R$ million & %		R$ million & %

2.6 Asset Quality

After reaching 8.4% in the first quarter of 2026, our early delinquency indicator, defined as overdue credit balances between 15 and 90 days, improved to 7.5% across the total credit book in 2Q26, mainly due to the favorable seasonal effect combined with improving performance in more recent vintages.

In turn, our non-performing loans with more than 90 days overdue increased to 9.8% in the quarter, while stage 3 participation over the total credit book reached 12.9% for the same period. These two metrics need to be interpreted together. NPL over 90 is fully captured in stage 3, meaning the loans driving that metric are already considered credit-impaired and have been provisioned accordingly. Stage 3 is the broader classification, as it also encompasses other credit-impaired exposures that may not yet be more than 90 days past due but have already been identified as deteriorated. That means that there is no additional credit risk sitting outside stage 3 – it is all already recognized and provisioned within that bucket.

(9)	NII is calculated as financial income less interest and other financial expenses. (2) NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income, or OCI; (iv) interest-earning portfolio; (v) other receivables; (vi) other financial assets at amortized cost, and (vii) interest bearing trade receivables.
(10)	Margin from credit products is calculated as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. NIM from credit products is calculated as the margin from credit products multiplied by four, and then divided by the average of the total credit portfolio.
(11)	Margin from credit products after losses is calculated as margin from credit products minus credit loss allowance expenses. NIMAL is calculated as margin from credit products after losses multiplied by four and then divided by the average of the total credit portfolio.

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NPL 15-90 days	NPL over 90 days and Stage 3 over Total Credit Portfolio
%	%

Below, we present the NPL over 90 according to its quarter-over-quarter variation. Starting with NPL over 90, the net increase of 93 basis points is primarily due to portfolio aging, which contributed 318 bps because of the natural seasoning of earlier vintages flowing into later delinquency stages. Such an increase was partially offset by the “Desenrola” program, which contributed 117 basis points. Seasonality added 50 basis points, which is consistent with typical patterns for the period. Also important to note, the lower pace of new originations relative to prior periods resulted in a smaller dilution effect on the metric.

NPL over 90 QoQ Bridge

%

We also present below stage 3 evolution with similar drivers of sequential variation. It is important to highlight that aging contributed to 184 basis points, which is a materially lower impact than the 318 basis points observed in NPL over 90. This is because stage 3 can be interpreted as a pre-NPL metric, capturing credit deterioration earlier in the cycle. As a result, the aging dynamic that is still feeding NPL over 90 has already been partially absorbed in Stage 3 in prior quarter, resulting in a lower incremental aging effect.

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Stage 3 QoQ Bridge

%

Stage 2 plus Stage 3 formation continued to improve in 2Q26, declining to 4.9%, compared with 5.1% in each of the previous two quarters. Stage 3 formation also improved sequentially, decreasing to 3.6% in 2Q26 from 3.9% in 1Q26. The reduction was primarily driven by the effects of the “Desenrola” renegotiation program.

Most loans renegotiated under the program remained on the Company’s balance sheet, as they were less than 360 days past due. Total renegotiated exposure reached approximately R$520 million on a gross basis. Considering an average discount of approximately 50%, the outstanding balance was reduced by around R$260 million. This reduction directly lowered the balance contributing to Stage 3 formation and was the main factor supporting the improvement in the ratio during the quarter. Excluding the impact of “Desenrola”, Stage 3 formation would have remained close to 4.0%, broadly in line with previous quarters. This underlying level continues to reflect the portfolio’s natural aging as products and vintages mature.

Stage 2+3 Formation(12)	Stage 3 Formation(13)
%	%

(12)	The stage 2+3 formation rate is calculated considering stage 2 and 3 credit balances in the end of the period minus the stage 2 and 3 credit balances in the previous period plus write-off in the current period divided by the total credit portfolio in the previous period.
(13)	Stage 3 formation is calculated considering the stage 3 balance in each period minus the stage 3 balance in the previous period plus write-off migration divided by the total balance of the beginning of the period.

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Below, we present our coverage by stages. The coverage for stages 2 and 3 combined reached 62.7% as of June 2026, 6.2 percentage points higher than in the last twelve months.

Total Credit Portfolio	Coverage by Stage
R$M	%

Stage 3 coverage decreased from 77.0% in 1Q26 to 74.1% in 2Q26, primarily due to the impact of the “Desenrola” renegotiation program. Loans renegotiated under “Desenrola” benefit from an FGO guarantee covering 50% of the outstanding exposure. This guarantee increases the expected recovery level for these loans and, consequently, reduces the Loss Given Default (LGD) applied to the affected exposures. As lower LGD assumptions translate into lower provisioning requirements, the inclusion of these loans mechanically reduced the overall Stage 3 coverage ratio during the quarter. Accordingly, the reduction in Stage 3 coverage does not reflect a deterioration in portfolio quality, changes in provisioning standards, or a shift in the Company’s risk appetite. Instead, it primarily reflects a portfolio-mix effect associated with the lower LGD profile of the “Desenrola” portfolio, which is supported by the FGO guarantee. As this effect gradually normalizes, Stage 3 coverage is expected to trend back toward the high-70% range over the coming quarters.

On credit risk management, our three key metrics — loss absorption, cost of risk, and portfolio coverage — collectively paint a picture of a well-controlled and well-provisioned book. Our Loss Absorption Ratio reached 56.5% in 2Q26, comfortably within our internal guidelines of 40% to 60%.

Regarding our quarterly cost of risk, we closed the second quarter at 3.9% of the average credit portfolio over the period, slightly up when compared to the previous quarter. This increase was primarily driven by the natural aging of our private payroll loan portfolio, as earlier vintages continue to season and flow through the provisioning cycle — a mechanical and expected dynamic given the rapid growth of this product over the past several quarters. This increase was partially offset by a positive impact of R$59 million from the “Desenrola” program, which represented approximately 5% of our total cost of credit in the quarter.

On Credit Loss Allowance Expenses and Total Coverage, CLA expenses reached R$1.2 billion in 2Q26, up from R$974 million in 1Q26, consistent with the pace of portfolio expansion. More importantly, total portfolio coverage held stable at 13.9% — unchanged from the prior quarter — reinforcing the adequacy of our provisioning levels as the book continues to scale. The combination of stable coverage and growing absolute provision balances reflects a disciplined and consistent approach to credit risk management.

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Loss Absorption Ratio (14)	Quarterly Cost of Risk	Credit Loss Allowance
%	%	Expense & Total Coverage(15)
R$ million; %

3. Insurance

In 2Q26, we reached 11.1 million active insurance policies sold through our platform, which represents a growth of 63% compared to 2Q25 and 9% sequentially. We are positioned as one of the largest digital insurance distributors nationwide, supported by strong adoption of insurance products, including wallet protection, credit card protection, and loan protection, among our customers.

Active Insurance Policies

in million

(14)	Loss Absorption represents all the expected losses over the lifetime credit-related revenues of a given credit concession.
(15)	Total Coverage is calculated as the total credit loss provision divided by the total credit portfolio.

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As of August 2026, we have completed the acquisition of Kovr, strengthening our position in the Brazilian insurance market. From now on, we expect to accelerate product development and launch, while benefiting from incremental revenue opportunities from Kovr’s established partner network. In terms of unit economics, we expect to capture enhanced unit economics with full insurance margins. PicPay currently accounts for 30% of the insurance policies issued by Kovr, while the remaining 70% are concentrated among high-quality customers. The conclusion of the acquisition represents the beginning of a new phase, maintaining independence and strengthening partnerships. That is why Kovr has now become Kev Seguros.

4. Small and Medium-Sized Business (SMBs)

Our SMB TPV, which considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix, and bill payments), which are processed by our merchant acquiring platform, such as QR Code, e-wallet, and Pix, totaled R$12.5 billion in 2Q26, up 17% from 2Q25 and 11% up sequentially. In the first six months of 2026, TPV totaled R$23.7 billion, an increase of 25% compared to the same period of the previous year.

SMB TPV

R$ billion

Our SMB segment continues to deliver strong growth in its client base, with an average of 85,000 new accounts opened in the first half of 2026, more than 3 times the average for the same period the previous year. Regarding financial services offered to our SMB audience, we highlight the strong growth in our supply chain finance origination, which reached R$1.1 billion in 2Q26, more than 26 times its level at launch in 4Q25 and up 52% from the previous quarter.

New SMB Accounts(16)	Supply Chain Finance Origination
‘000, monthly average	R$ million

(16)	Calculated as the average number of new SMB accounts for the six months of each period.

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Consolidated Financial Results for the period

1. Net Revenues

In 2Q26, PicPay’s net revenues totaled R$4.1 billion, an increase of 67% and 17% compared to 2Q25 and 1Q26, respectively. For the first half of the year, consolidated revenues reached R$7.6 billion, up 68% year over year. Excluding the effect of financial revenues from derivative instruments and hedge accounting, managerial revenues totaled R$3.7 billion in 2Q26 and R$6.9 billion in 1H26, an increase of 59% when compared to 2Q25 and 1H25, respectively.

It is worth mentioning that 71% of total revenues generated in the quarter are related to no or lower credit risk products (secured and partially secured credit lines, fees, commissions, and other services, and float and hedge accounting), which demonstrates our solid, resilient, and diversified business model.

The growth outlined above was driven by the following facts:

i.	a 77% increase in revenues from our credit products in 2Q26, totaling R$2.2 billion, representing 54% of total revenues. This expansion was primarily driven by the higher share of secured and partially secured products in the mix (from 16% in 2Q25 to 24% in 2Q26) over the last twelve months, accelerated by strong origination of private payroll loans through the period (higher interest rates when compared to other secured lines, such as FGTS loans and public payroll loans);

ii.	a 30% increase in fees, commissions, and other services in 2Q26, totaling R$984 million. This growth was mainly supported by higher revenues from insurance product distribution, followed by the growth of the number of active insurance policies on our platform, and the increase in interchange revenues from credit and prepaid cards;

iii.	in addition, float revenues grew 55% year over year in 2Q26, excluding the effect of derivative instruments and hedge accounting mentioned above, reaching R$534 million. This increase reflects the growth in consumer deposits, as clients increasingly use PicPay as their primary bank account.

Total Revenue and Financial Income

R$ million

(17)	Float and hedge accounting is calculated as the difference between total revenue and the sum of unsecured credit products, secured credit products, and fees, commissions, and other services.
(18)	Fees, commissions, and other services includes total net revenue from transaction activities and other services, as well as financial income originating from the prepayment of third-party credit card transactions conducted by our consumers in the ecosystem.
(19)	Secured and partially secured credit products includes interest revenues from the private payroll loan, public payroll loan, and FGTS portfolios.
(20)	Unsecured credit products includes interest revenues from the personal loans and credit cards portfolio.

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Secured and Partially Secured Credit Revenues, encompassing Private Payroll, Public Payroll, and FGTS loans, reached R$1.0 billion in 2Q26, representing 158% year over year growth and 23% quarter over quarter. This trajectory reflects the rapid scaling of our Private Payroll loans operations and continued expansion in other secured products — all aligned with our strategy of increasing the weight of products with structurally favorable risk profiles.

Unsecured Credit Revenues, comprising personal loans and credit cards, reached R$ 1.2 billion in 2Q26, growing 40% compared to 2Q25 and 11% sequentially. The moderation in quarter over quarter pace relative to secured reflects our selective origination posture for non-collateralized products, consistent with our stated underwriting discipline in the current macro environment.

Non-Credit Revenues, including fees, commissions, other services, float, and hedge accounting, reached R$ 1.9 billion in 2Q26, an increase of 57% versus 2Q25 and 19% versus 1Q26. This performance underscores the strength of our broader platform monetization, beyond credit-related revenue streams.

Secured and Partially Secured	Unsecured Credit Revenues	Non-Credit Revenues
Revenues	R$ million	R$ million
R$ million

1.1 ARPAC

Our quarterly average revenue per active client (ARPAC) totaled R$92.0, an increase of 52% from 2Q25 and 14% sequentially. ARPAC, excluding hedge accounting and derivatives, reached R$83.3 in 2Q26, up 45% from 2Q25 and 14% quarter over quarter.

ARPAC(21)

R$ / active client

(21)	ARPAC means average revenue per active client. ARPAC is calculated as the total net revenues divided by the average number of active clients in the beginning and end of the period.

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2. Expenses & Operating Efficiency

2.1 Transaction and Financial Expenses and Credit Loss Allowance

Total transaction and financial expenses reached R$1.7 billion in the second quarter of 2026 and R$3.1 billion in the first half of the year, up 68% from 2Q25 and 71% compared to the first half of 2025. Such an annual increase is mainly attributable to 76% and 85% increases in interest and other financial expenses in 2Q26 and 1H26, compared to the same period last year.

This increase was mainly due to higher funding costs, higher interest rates in Brazil over the last 12 months, and a natural result of our strategy to diversify our funding activities through other sources beyond daily liquidity and CDBs distributed through our own platform, such as the recent securitization of our FGTS loan portfolio in the amount of R$1.25 billion as of May 2026, and the enhanced distribution of CDBs through third-party channels.

Additionally, credit loss allowance expenses totaled R$1.2 billion in 2Q26 and R$2.2 billion in 1H26, up 92% and 97% year over year, respectively. Such an increase is mainly due to the accelerated growth of our credit portfolio during the last twelve months.

2.2 Gross Profit

As a result of the factors mentioned above, we recorded gross profit of R$1.2 billion in 2Q26, an increase of 48% compared to 2Q25 and 14% sequentially. For the six-month period, our gross profit totaled R$2.3 billion, an increase of 46% when compared to the same period of the previous year.

Gross Profit(22)

R$ million

2.3 Operating expenses

In 2Q26 and 1H26, our adjusted operating expenses, excluding expenses related to the share-based long-term incentive plan of R$22.5 million, totaled R$955 million (+29% year over year) and R$1.8 billion (+27% year over year), respectively.

(22)	Gross Profit is equal to the total revenue and financial income minus transaction and financial expenses minus credit loss allowance expenses in the period.

20

The annual growth of expenses previously mentioned can be mainly explained by the following items:

i.	a growth of R$144.4 million, or 147% year over year, in marketing expenses to R$242.7 million in 2Q26 from R$98.3 million in 2Q25. Such an increase was mainly due to a growth of R$68.0 million, or 201% year over year, in customer acquisition expenses to R$101.9 million in 2Q26 from R$33.9 million in 2Q25. It is important to mention that we made some opportunistic investments in marketing campaigns for seasonal events that we brought forward from the third quarter in the amount of R$30 million. Additionally, the growth in marketing expenses is also explained by higher cashbacks disbursed in the quarter, which grew R$38.8 million, or 379% year over year, to R$49 million in 2Q26 from R$10.2 million in 2Q25.

ii.	a growth of R$67.7 million, or 68% year over year, in administrative expenses to R$166.6 million in 2Q26 from R$98.9 million in 2Q25. The increase is attributable to higher expenses with third-party and financial system services, which grew R$54.2 million, or 88% year over year, to R$115.9 million in 2Q26 from R$61.8 million in 2Q25, mainly as a result of higher expenses with consulting and advisory fees deferred in the period related to our initial public offer concluded in January 2026.

iii.	a growth of R$56.9 million, or 45% year over year, in technology expenses to R$182.0 million in 2Q26 from R$125.1 million in 2Q25. Such an increase was mainly due to higher software expenses, which grew R$ 50.3 million, or 45% year over year, to R$162.0 million in 2Q26 from R$112.0 million in 2Q25 as we continue to invest in platform scalability and AI infrastructure.

iv.	the growth in expenses explained above was partially offset by lower adjusted personnel expenses (excluding share-based compensation expenses), which showed a decrease of R$55.0 million, or 17% year over year, to R$270.2 million in 2Q26 from R$325.2 million in 2Q25. The decrease is mainly explained by lower expenses with social security charges, which presented a decrease of R$40.5 million, or 56% year over year, to R$32.2 million in 2Q26 from R$72.7 million in 2Q25.

Additionally, we present the quarterly evolution of our adjusted efficiency ratio. In 2Q26, our adjusted efficiency ratio reached 44.8%, compared with 56.2% in 2Q25 and 46.9% in the previous quarter. We expect to continue delivering strong reductions in revenue consumption as we accelerate top-line growth while maintaining extremely disciplined cost and expense control, as reflected in our current quarterly average cost to serve.

Adjusted Operating expenses & Adjusted Efficiency Ratio(23)

R$ million; %

(23)	The Adjusted Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses (excluding LTIP expenses), administrative expenses, depreciation and amortization, and other expenses divided by total revenue and financial income, interest and other financial expenses, and other income.

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2.4 Cost to serve

In 2Q26, our quarterly average cost to serve reached R$21.3 per active client, up 13% from 2Q25 and 5% sequentially. Our quarterly average cost to serve was adjusted to exclude the impact of LTIP on personnel expenses, as explained above. Additionally, in the second quarter of the year, we anticipated R$30 million in marketing expenses, representing R$0.7 per active client. Excluding this one-off, our quarterly CTS would have reached R$20.6, growing only 1% sequentially.

Cost to Serve(24)

R$ million

Finally, the ARPAC to CTS ratio closed at 4.3x, driven by our continued efforts to scale our business with an efficient cost structure and fast-growing revenue quarter after quarter.

3. Profitability

As a result of the previously mentioned factors, our IFRS Earnings Before Income Taxes (EBT) reached R$268.4 million, an increase of 153% compared to R$106.1 million in 2Q25 and 21% sequentially. For the first half of the year, IFRS EBT reached R$490.1 million, an increase of 168% when compared to the same period of the previous year.

Adjusted Earnings Before Income Taxes, which exclude share-based LTIP, increased 174% year over year to R$290.9 million in 2Q26 and 17% against the previous quarter. For the first six months of 2026, adjusted EBT grew 195%, reaching R$539.4 million.

IFRS EBT	Adjusted EBT
R$ million	R$ million

(24)	We define the average Cost to Serve per quarterly active client as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses (excluding LTIP expenses), and administrative expenses divided by the average number of quarterly active clients during the period.
(25)	Opportunistic investments in marketing campaigns for seasonal events.

22

Regarding our IFRS net income, it reached R$269.0 million in 2Q26, up 124% from 2Q25 and 77% sequentially. It is important to mention that, during the second quarter of the year, we concentrate the recognition of a Brazilian tax incentive program entitled “Lei do Bem”, which encourages companies to invest in research, development, and technological innovation. The recognition of this tax incentive (R$79 million for both 1Q26 and 1H26 periods) positively affects effective tax rates in the period. For 1H26, IFRS Net Income reached R$420.8 million, more than doubling year over year.

Adjusted net income for the period, which excludes share-based LTIP, totaled R$283.0 million in 2Q26 and R$452.4 million in 1H26, an increase of 135% and 117% against 2Q25 and 1H25, respectively.

IFRS Net Income	Adjusted Net Income
R$ million	R$ million

4. Capital Ratio

On the capital side, we maintained a solid position in 2Q26, with a Total Capital Ratio of 17.6% and a CET1 ratio of 15.6%, despite the continued growth of our credit portfolio and the corresponding increase in risk-weighted assets. It is worth highlighting that approximately R$450 million, equivalent to roughly 1.7 percentage points of our capital ratios, remains held at our holding company in the Netherlands and has not yet been injected into the operating entity. Following the closing of the Kovr acquisition, we expect a capital consumption of approximately 150 basis points in 3Q26, while still remaining comfortably above our internal capital appetite thresholds and regulatory requirements.

Total Capital Ratio	CET1 Ratio(26)
R$ billion; % of RWA	R$ billion; %

(26)	The required regulatory capital includes the minimum CET1 ratio (4.5%), the capital conservation buffer (2.5%) as well as the portion of the minimum Tier 1 ratio (1.5%) that can be met with Additional Tier 1 capital instruments (e.g. perpetual subordinated debt), as PicPay is currently fulfilling the entire required Tier 1 ratio, including the conservation buffer, with common equity capital. Once PicPay issues Additional Tier 1 capital instruments sufficient to fulfill the 1.5% requirement, the required CET1 ratio will be 7%

23

5. 3Q26 Guidance

PicPay provides guidance for the third quarter of 2026 based on its standalone operations, excluding any contribution from Kovr.

The Company expects its Total Credit Portfolio to reach approximately R$34.7 billion in the quarter, while maintaining a disciplined risk profile. Quarterly Cost of Risk is projected to remain within the 3.9% to 4.1% range.

On the revenue front, Managerial Revenues are expected to total approximately R$4.0 billion, with Net Interest Income projected at approximately R$2.1 billion. Gross Profit is guided at approximately R$1.3 billion, reflecting continued operating leverage and portfolio expansion.

Profitability is expected to continue advancing strongly on a pre-tax basis. IFRS Earnings Before Taxes (EBT) are projected to reach approximately R$360 million, representing a 34% sequential increase, while Adjusted EBT is expected at approximately R$378 million, up 30% versus 2Q26.

At the net income level, however, sequential comparisons require additional context. IFRS Net Income is expected to total approximately R$255 million, down 5% quarter-over-quarter, while Adjusted Net Income is projected at approximately R$265 million, 6% below the second quarter.

This sequential decline does not reflect any operational deterioration. In 2Q26, the Company benefited from a significant positive impact related to Lei do Bem, a recurring tax incentive that, in 2026, was heavily concentrated in the second quarter and materially reduced the effective tax rate during the period. For 3Q26, the effective tax rate is expected to normalize to levels more consistent with those observed in the first quarter of the year.

3Q26 EXPECTATION
Total Credit Portfolio	~R$ 34.7B
Quarterly Cost of Risk	3.9 – 4.1%
Managerial Revenues[27]	~R$ 4,040M
Net Interest Income	~R$ 2,100M
Gross Profit	~R$ 1,270M
IFRS EBT	~R$ 360M
Adjusted EBT[28]	~R$ 378M
IFRS Net Income	~R$ 255M
Adjusted Net Income[28]	~R$ 265M

(27)	Considers net revenues excluding derivative and hedge accounting revenues for each quarter.
(28)	Excludes LTIP expenses.

24

25

Consolidated Statements of Profit or Loss

Income Statement (in thousands of Brazilian Reais)	2Q26	1Q26	2Q25	ΔQoQ	ΔYoY	1H26	1H25	ΔYoY
Net revenue from transaction activities and other services	618,112	552,741	405,537	11.8%	52.4%	1,170,853	861,536	35.9%
Financial income	3,503,586	2,959,687	2,063,132	18.4%	69.8%	6,463,273	3,671,063	76.1%
Total revenue and financial income	4,121,698	3,512,428	2,468,669	17.3%	67.0%	7,634,126	4,532,599	68.4%

Transaction expenses	(193,339)	(186,440)	(158,080)	3.7%	22.3%	(379,779)	(342,596)	10.9%
Interest and other financial expenses	(1,501,582)	(1,255,936)	(851,083)	19.6%	76.4%	(2,757,518)	(1,491,003)	84.9%
Total transaction and financial expenses	(1,694,921)	(1,442,376)	(1,009,163)	17.5%	68.0%	(3,137,297)	(1,833,599)	71.1%

Credit loss allowance expenses	(1,180,547)	(974,020)	(614,700)	21.2%	92.1%	(2,154,567)	(1,094,836)	96.8%

Gross profit	1,246,230	1,096,032	844,806	13.7%	47.5%	2,342,262	1,604,164	46.0%

Technology expenses	(181,980)	(162,462)	(125,098)	12.0%	45.5%	(344,442)	(238,000)	44.7%
Marketing expenses	(242,651)	(179,367)	(98,277)	35.3%	146.9%	(422,018)	(252,514)	67.1%
Personnel expenses	(292,679)	(337,634)	(325,217)	(13.3)%	(10.0)%	(630,313)	(585,539)	7.6%
Administrative expenses	(166,599)	(111,090)	(98,900)	50.0%	68.5%	(277,689)	(162,014)	71.4%
Depreciation and amortization	(118,626)	(118,378)	(107,145)	0.2%	10.7%	(237,004)	(210,837)	12.4%
Other expenses	(20,474)	(9,873)	(10,250)	107.4%	99.7%	(30,347)	(21,475)	41.3%
Other income	45,177	44,487	26,139	1.6%	72.8%	89,664	48,889	83.4%

Profit before income taxes	268,398	221,714	106,058	21.1%	153.1%	490,112	182,674	168.3%

Current income tax	(116,629)	(199,917)	(265,835)	(41.7)%	(56.1)%	(316,546)	(453,379)	(30.2)%
Deferred income tax	117,259	129,940	280,040	(9.8)%	(58.1)%	247,199	479,064	(48.4)%
Total income tax and social contribution (expense) benefit	630	(69,977)	14,205	n.a.	(95.6)%	(69,347)	25,685	(370.0)%

IFRS Net Income	269,028	151,737	120,263	77.3%	123.7%	420,765	208,359	101.9%

26

Adjusted EBT Reconciliation

In R$ thousands of Brazilian Reais	2Q26	1Q26	2Q25	ΔQoQ	ΔYoY	1H26	1H25	ΔYoY
Profit before income taxes	268,398	221,714	106,058	21.1%	153.1%	490,112	182,674	168.3%
Adjustments:
Expenses related to share-based long-term incentive plan	22,508	26,760	--	-15.9%	n.a.	49,268	--	n.a.
Adjusted EBT	290,906	248,474	106,058	17.1%	174.3%	539,381	182,674	195.3%

Adjusted Profit Reconciliation

In R$ thousands of Brazilian Reais	2Q26	1Q26	2Q25	ΔQoQ	ΔYoY	1H26	1H25	ΔYoY
IFRS Net Income	269,028	151,737	120,263	77.3%	123.7%	420,765	208,359	101.9%
Adjustments:
Expenses related to share-based long-term incentive plan	13,973	17,634	--	-20.8%	n.a.	31,607	--	n.a.
Adjusted Net Income	283,001	169,371	120,263	67.1%	135.3%	452,372	208,359	117.1%

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Consolidated Statements of Financial Position

In R$ thousands of Brazilian Reais	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	6,108,366	3,863,395
Financial assets	40,181,881	32,933,941
Financial assets measured at fair value through profit or loss	443,431	71,451
Financial investments	418,464	42,435
Derivative financial instruments	24,967	29,016
Financial assets measured at fair value through other comprehensive income	3,203,466	3,000,551
Financial investments	3,203,466	3,000,551
Financial assets measured at amortized cost	36,534,984	29,861,939
Financial investments	2,509,765	2,891,089
Trade receivables	3,766,854	4,146,321
Consumer loans	27,436,458	20,913,519
Other receivables	2,821,907	1,911,010
Prepaid expenses	283,372	273,755
Other assets	170,514	19,173
Tax assets	3,909,975	3,609,417
Current income tax assets	1,632,808	1,533,487
Deferred tax assets	2,277,167	2,075,930
Legal deposits	90,650	1,370
Property, plant and equipment	117,115	110,784
Right of use assets - leases	30,734	35,462
Intangible assets	1,278,700	1,138,811
TOTAL ASSETS	52,171,307	41,986,108

LIABILITIES
Financial liabilities measured at fair value through profit or loss	20,522	15,751
Derivative financial instruments	20,522	15,751
Financial liabilities measured at amortized cost	44,458,979	36,287,500
Third-party funds	35,831,663	29,974,830
Trade payables	6,536,378	5,497,113
Obligations to FIDC FGTS quota holders	2,090,938	815,557
Labor obligations	544,878	594,918
Taxes payable	481,989	826,498
Deferred tax liabilities	21,768	37,791
Lease liability	39,953	45,171
Provision for legal and administrative claims	288,875	254,723
Other liabilities	2,418	33,842
Total Liabilities	45,859,382	38,096,194

Equity	6,311,925	3,889,914
Share premium reserve	4,622,647	2,589,934
Treasury shares	(260)	-
Capital reserve	99,025	131,325
Fair value reserve	3,116	3,507
Retained earnings	1,584,712	1,148,018
Non-controlling interests	2,685	17,130
TOTAL EQUITY AND LIABILITIES	52,171,307	41,986,108

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Consolidated Statements of Cash Flows

In R$ thousands of Brazilian Reais	June 30, 2026	June 30, 2025
Profit for the period	420,766	208,359
Adjustments for
Income tax and social contribution expenses (benefit)	(247,199)	(25,685)
Labor provisions	(544,878)	42,632
Share based long term incentive plan (LTIP)	(38,283)	-
Depreciation/amortization	237,004	210,837
Provision for legal and administrative claims	49,761	12,033
Chargeback provision	7,547	(16,536)
Credit loss allowance	2,330,314	1,094,836
Interest accrued on third party funds	936,682	166,992
Interest accrued on consumer loans	(1,839,362)	(1,103,369)
Interest accrued on FIDC FGTS senior quotas	122,272	(59,257)
Interest accrued on financial assets	(206,618)	(287,339)

Variations in operating assets and liabilities
Financial assets	9,000	(1,714,414)
Derivative financial instruments	8,820	39,740
Trade receivables and other receivables	(531,429)	(1,920,766)
Consumer loans	(7,013,891)	(5,588,833)
Prepaid expenses	(9,617)	(90,136)
Other assets	(293,981)	(382,724)
Third-party funds	4,809,255	5,205,940
Labor obligations and taxes payable	188,612	313,567
Trade payables and other obligations	2,813,855	1,431,548
Obligations to FIDC FGTS quota holders	1,153,108	111,261
Legal and administrative claims	(15,610)	-
Interest received	1,726,821	1,002,060
Interest paid	(1,615,924)	(813,607)
Income tax and social contribution paid	(1,829,584)	(384,916)
Net cash (used in) from operating activities	627,441	(2,547,777)

Cash flows from investing activities
Acquisition of property, plant and equipment	(26,829)	(45,671)
Acquisition of intangible assets	(351,668)	(312,899)
Net cash (used in) investing activities	(378,497)	(358,570)

Cash flows from financing activities
Share Capital Increase	2,001,246	545,704
Payment of leases	(5,218)	(4,631)
Net cash from financing activities	1,996,028	541,073

Net increase (decrease) in cash and cash equivalents	2,244,971	(2,365,274)

Cash and cash equivalents at the beginning of the period	3,863,395	7,471,673
Cash and cash equivalents at the end of the period	6,108,366	5,106,399

Net increase (decrease) in cash and cash equivalents	2,244,971	(2,365,274)

29

PicPay
PicPay

About PicPay

Investor Relations

Founded in Vitoria (ES) in 2012, PicPay was the forerunner in offering QR Code and instant payments for consumers and businesses. PicPay became one of the largest fintechs in Brazil, offering a wide range of financial services, including day-to-day payments, credit cards, loans, insurance, and investments for millions of consumers and businesses in a digital-first, simples, and secure way.

E-mail: ir@picpay.com
Website: investor.picpay.com

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